Exhibit 99.1



Constellation Brands

FIRST QUARTER FISCAL YEAR 2023 RESULTS

JUNE 30, 2022

#WORTHREACHINGFOR | VISIT US



Constellation Delivers Strong Start to Fiscal 2023
Beer Business Achieves Double-Digit Net Sales and Operating Income Growth
Advances Capital Allocation Priorities Completing Share Repurchase Goal

First Quarter Fiscal Year 2023 Financial Highlights (1) | In millions, except per share data	Net Sales	Operating Income	Net Income (Loss) Attributable to CBI	Earnings Before Interest & Taxes (EBIT)	Diluted Net Income (Loss) Per Share Attributable to CBI (EPS)	Diluted EPS Excluding Canopy
Reported	$2,363	$816	$390	NA	$2.06	NA
% Change	17%	NM	143%	NA	143%	NA
Comparable	$2,363	$793	$504	$740	$2.66	$2.90
% Change	17%	10%	10%	9%	14%	16%

(1) Definitions of reported and comparable, as well as reconciliations of non-GAAP financial measures, are contained elsewhere in this news release.
NA=Not Applicable NM=Not Meaningful

HIGHLIGHTS

- Generates **reported basis EPS** of **$2.06** and **comparable basis EPS** of **$2.66**, including Canopy equity losses of $0.24; **excluding Canopy equity losses**, achieves comparable basis EPS of **$2.90**
- **Beer Business** achieves **double-digit net sales and operating income growth** and **strong depletion growth** driven by continued solid performance from **Modelo Especial** and **Corona Extra**
- **Wine and Spirits Business** delivers **net sales and depletion growth** driven by strong performance of higher-end brands including **Meiomi**, **Kim Crawford**, **SIMI**, **The Prisoner Wine Company**, **High West Whiskey**, and **Casa Noble Tequila**
- Generates **$758 million** of **operating cash flow**, an increase of 6%, and **$562 million** of **free cash flow**
- Updates **fiscal 2023 reported basis EPS outlook** to **$10.50 - $10.80** and affirms **comparable basis EPS outlook** of **$11.20 - $11.50**; including shares repurchased through June 2022 and digital business acceleration investments
- Affirms **fiscal 2023 operating cash flow target** of **$2.6 - $2.8 billion** and **free cash flow projection** of **$1.3 - $1.4 billion**
- **Returns $1.3 billion to shareholders in share repurchases** through June 2022, including previously announced $500 million accelerated share repurchase
- **Declares quarterly cash dividend** of $0.80 per share Class A and $0.72 per share Class B common stock











Corona
PROTECT OUR BEACHES

CASA NOBLE
TEQUILA
SIPPING PERFECTION

INTRODUCING A BOLD NEW BLEND
NEW
MEIOMI
RED BLEND

STOCK YOUR CINCO WITH AUTÉNTICO
HAPPY CINCO DE MAYO
Modelo

"We're pleased with our strong start to the fiscal year. Across the business we're driving consumer demand for our exceptional portfolio of premium, high-end products while executing strong financial and operational performance."

Bill Newlands
President and Chief Executive Officer



"Our solid business fundamentals and excellent operating performance are driving strong free cash flow results, which has enabled us to accelerate progress against one of our key capital allocation priorities with the completion of our share repurchase goal."

Garth Hankinson
Chief Financial Officer



beer

Three Months Ended | In millions; branded product, 24-pack, 12-ounce case equivalents	Shipments	Depletions	Net Sales	Operating Income
May 31, 2022	99.5		$1,898.2	$762.8
May 31, 2021	84.8		$1,572.0	$673.1
% Change	17.3%	8.7%	21%	13%

HIGHLIGHTS

- Constellation's **Beer Business** posted **depletion growth** of almost **9%**, driven by the continued explosive performance of **Modelo Especial** and resilient growth from **Corona Extra**. Depletion volume selling days were flat year-over-year.

- In IRI channels, our **Beer Business** significantly **outpaced the entire beer category**, as well as high-end beer; Constellation was the **#1 share gainer** in the U.S. beer industry in total, adding 1.4 market dollar share points, and carrying **4 of the top 15 share gaining high-end brands**.

- **Modelo Especial** achieved more than **15% depletion growth** and continued to be the **#1 brand** in the high-end and **#1 brand share gainer** in the entire U.S. beer category in IRI dollar sales.

- **Modelo Chelada** remains the **#1 chelada** in the U.S. beer market posting more than **39% depletion growth** and expanding its share to more than half of the entire chelada segment.

- **Corona Extra** reported **depletion growth** of **over 4%** and remained the **#2 import share gainer** and **#3 brand** in the high-end in IRI channels.

- **Pacifico** posted **depletion growth** of **more than 21%** as the brand regained distribution with increased brown glass availability.

- **Operating margin decreased** 260 basis points to 40.2%, as benefits from favorable pricing, foreign currency, and marketing and SG&A as a percent of net sales were more than offset by increased COGS driven by expected higher raw material, transportation, brewery, and depreciation costs.

- The **Beer Business** continues to expect **net sales and operating income growth** of **7 - 9%** and **2 - 4%**, respectively, for fiscal 2023 reflecting the strong performance of the core beer portfolio.





— MODELO ESPECIAL —
15%+ DEPLETION GROWTH
— PACIFICO —
21%+ DEPLETION GROWTH

Constellation Brands
WORTH REACHING FOR

DEPLETION TRENDS Q1 FY23 PER COMPANY MEASURES



wine and spirits

Three Months Ended | In millions; branded product, 9-liter case equivalents	Shipments	Depletions	Net Sales	Operating Income
May 31, 2022	6.8		$465.0	$91.0
May 31, 2021	6.7		$454.5	$104.2
% Change	1.5%	1.2%	2%	(13%)

HIGHLIGHTS

- Constellation's **Wine and Spirits Business** posted positive **depletion growth** driven by double-digit growth for **Meiomi**, **The Prisoner Wine Company**, **High West Whiskey**, and **Casa Noble Tequila**.

- In IRI channels, our **Wine and Spirits Business** outperformed the total U.S. wine and spirits category and gained share.

- Our fine wine and crafts spirits portfolio (Aspira) achieved 16% depletion growth, with **The Prisoner Wine Company**, **High West Whiskey**, and **Casa Noble Tequila** growing significantly ahead of their corresponding categories.

- Our **Wine and Spirits Business** innovation strategy continued to gain traction as **Meiomi Red Blend** became the **second largest** new product contributor in the wine category; **Meiomi** continues to outperform in IRI channels, with **Cabernet Sauvignon**, **Red Blend**, and **Pinot Noir** holding the **top 3 share gaining positions** in the ultra premium segment.

- **Operating margin decreased** 330 basis points to 19.6% as benefits from favorable mix and pricing were more than offset by increased COGS primarily driven by higher raw material and transportation costs, increased G&A and planned increased marketing spend.

- The **Wine and Spirits Business** continues to expect fiscal 2023 reported **net sales decline** of **1 - 3%** and **operating income growth** of **4 - 6%**.



outlook

The table sets forth management's current EPS expectations for fiscal 2023 compared to fiscal 2022 actual results, on a reported basis, a comparable basis, and a comparable basis excluding Canopy equity earnings (losses) and related activities.

	Reported Basis		Comparable Basis		
	FY23 Estimate	FY22 Actual	FY23 Estimate (Excl. Canopy)	FY22 Actual	FY22 Actual (Excl. Canopy)
Fiscal Year Ending February 28	$10.50 - $10.80	$(0.22)	$11.20 - $11.50	$10.20	$10.99

Fiscal 2023 Guidance Assumptions:

- Beer: net sales growth 7 - 9%; operating income growth 2 - 4%
- Wine and Spirits: net sales decline 1 - 3% and operating income growth 4 - 6%
- Interest expense: approximately $350 - $360 million
- Tax rate: reported approximately 21.5%; comparable excluding Canopy equity earnings impact approximately 20%

- Weighted average diluted shares outstanding: approximately 186.5 million; includes shares repurchased through June 2022
- Operating cash flow: $2.6 - $2.8 billion
- Capital expenditures: $1.3 - $1.4 billion, including approximately $1.2 billion targeted for Mexico beer operations expansion, optimization, and/or construction activities
- Free cash flow: $1.3 - $1.4 billion

The reported basis EPS guidance includes the fiscal 2023 year to date Canopy equity earnings and related activities impact. Our guidance does not reflect future changes in the fair value of the company's investment in Canopy's warrants and convertible debt securities. Additionally, the company continues to evaluate the future potential equity earnings impact from the Canopy equity method investment and related activities and, as such, these items have been excluded from the guidance assumptions noted above.

BEER BUSINESS CAPITAL EXPANSION

The company plans to invest in the next increment of capacity in Mexico that will provide the long-term flexibility needed to support the expected future growth of its high-end Mexican beer portfolio. As previously announced, total capital expenditures for the Beer Business are expected to be $5.0 billion to $5.5 billion over fiscal 2023 to fiscal 2026, with the majority of the spend expected to occur in the first three years of that timeframe. The investment will support the addition of up to 30 million hectoliters of modular capacity and includes the construction of a new brewery in Southeast Mexico in the state of Veracruz, as well as continued expansion, optimization, and/or construction at the company's existing sites in Nava and Obregon.

 ## canopy

Constellation's share of Canopy's equity earnings (losses) and related activities were as follows:

	Reported Basis	Comparable Basis
Three Months Ended I In millions		
May 31, 2022	$(165.0)	$(52.0)
May 31, 2021	$(155.8)	$(44.3)

Constellation has recognized a $556 million unrealized net loss in reported basis results since the initial Canopy investment in November 2017; a $22 million decrease in the fair value of our Canopy investment was recognized for first quarter of fiscal 2023.

QUARTERLY DIVIDEND

On June 29, 2022, Constellation's board of directors declared a quarterly cash dividend of $0.80 per share of Class A Common Stock and $0.72 per share of Class B Convertible Common Stock, payable on August 24, 2022, to stockholders of record as of the close of business on August 10, 2022.

† A copy of this news release, including the attachments and other financial information that may be discussed during the call, will be available on our investor relations website, ir.cbrands.com, prior to the call.

FIRST QUARTER FISCAL YEAR 2023 RESULTS

CONFERENCE CALL† / WEBCAST

June 30, 2022 at 10:30 a.m. EDT
877-407-9121 / Conference ID: 13730234
ir.cbrands.com

SUPPORTING OUR COMMUNITIES

Corona Helping To Protect Our Beaches



Corona is committed to bringing together communities across America to refresh our beaches by removing one million pounds of plastic by the brand's 100th birthday in 2025. Through high-impact cleanups and internal plastic reduction, Corona eliminated over 570,000 pounds of plastic from 30 beaches nationwide in the first year of the Protect Our Beaches initiative, which is more than 50% of the overall goal. As the brand launches year two with more beach clean-ups and upcycled-plastic merchandise collaborations, the mission is succeeding in building awareness around social and environmental change to keep Corona's place, the beach, clean for years to come. Learn more about the brand's efforts here.

Recognizing Environmental Sustainability Best Practices At Our Facilities

Across our company, the spirit of environmental stewardship is not only embraced, but embedded into our ways of working as a part of our strategic pillar to deliver on bold Environmental, Social, and Governance goals that are good for the world and good business. We recognize this work through our annual Environmental Sustainability Awards process, which honors extraordinary initiatives that drive business value and demonstrate meaningful commitment to enhancing our environmental stewardship. The recipients of the 2021 Environmental Sustainability Awards were the Nava Brewery, whose comprehensive environmental sustainability initiatives spanned all categories and whose state-of-the-art brewery is an industry benchmark in technology, efficiency, and quality, and Awatere Hills Vineyard, awarded for implementing an impressive ecosystem project to eradicate a highly invasive pest plant – Chilean Needle Grass – that negatively impacts animal welfare in the Marlborough region. Learn more about our sustainability efforts here.



ABOUT CONSTELLATION BRANDS

At Constellation Brands (NYSE: STZ and STZ.B), our mission is to build brands that people love because we believe sharing a toast, unwinding after a day, celebrating milestones, and helping people connect, are Worth Reaching For. It's worth our dedication, hard work, and the bold calculated risks we take to deliver more for our consumers, trade partners, shareholders, and communities in which we live and work. It's what has made us one of the fastest-growing large CPG companies in the U.S. at retail, and it drives our pursuit to deliver what's next.

Today, we are a leading international producer and marketer of beer, wine, and spirits with operations in the U.S., Mexico, New Zealand, and Italy. Every day, people reach for our high-end, iconic imported beer brands such as Corona Extra, Corona Light, Corona Premier, Modelo Especial, Modelo Negra, and Pacifico, our fine wine and craft spirits brands, including The Prisoner Wine Company, Robert Mondavi Winery, Casa Noble Tequila, and High West Whiskey, and our premium wine brands such as Meiomi and Kim Crawford.

But we won't stop here. Our visionary leadership team and passionate employees from barrel room to boardroom are reaching for the next level, to explore the boundaries of the beverage alcohol industry and beyond. Join us in discovering what's Worth Reaching For.

To learn more, visit www.cbrands.com and follow us on Twitter, Instagram, and LinkedIn.

MEDIA CONTACTS

Mike McGrew   773-251-4934   michael.mcgrew@cbrands.com
Amy Martin   585-678-7141   amy.martin@cbrands.com

INVESTOR RELATIONS CONTACTS

Patty Yahn-Urlaub   585-678-7483   patty.yahn-urlaub@cbrands.com
Joseph Suarez   773-551-4397   joseph.suarez@cbrands.com

SUPPLEMENTAL INFORMATION

Reported basis ("reported") are amounts as reported under generally accepted accounting principles. Comparable basis ("comparable") are amounts which exclude items that affect comparability ("comparable adjustments"), as they are not reflective of core operations of the segments. The company's measure of segment profitability excludes comparable adjustments, which is consistent with the measure used by management to evaluate results. The company discusses various non-GAAP measures in this news release. Financial statements, as well as supplemental schedules and tables reconciling non-GAAP measures, together with definitions of these measures and the reasons management uses these measures, are included in this news release.

FORWARD-LOOKING STATEMENTS

The statements made under the heading Outlook and all statements other than statements of historical fact set forth in this news release regarding the company's business strategy, future operations, business, and financial position, expected net sales and operating income, projected costs and expenses, expected effective tax rates and anticipated tax liabilities, estimated diluted EPS and shares outstanding, expected capital expenditures, operating cash flow, and free cash flow, future payments of dividends, amount, manner, and timing of share repurchases under the share repurchase authorization, consumer demand, ESG goals and efforts, and prospects, plans, and objectives of management, as well as information concerning expected actions of third parties, are forward-looking statements (collectively, "Projections") that involve risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by the Projections. During the current quarter, Constellation Brands may reiterate the Projections. Prior to the start of the company's quiet period, which will begin at the close of business on August 31, 2022, the public can continue to rely on the Projections as still being Constellation Brands' current expectations on the matters covered, unless the company publishes a notice stating otherwise. During Constellation Brands' quiet period, the Projections should not be considered to constitute the company's expectations and should be considered historical, speaking as of prior to the quiet period only and not subject to update by the company.

The Projections are based on management's current expectations and, unless otherwise noted, do not take into account the impact of any future acquisition, investment, merger, or any other business combination, divestiture, restructuring or other strategic business realignments, financing or share repurchase that may be completed after the issuance of this release, potential common stock declassification, or incremental contingent consideration payment paid or specific amount of incremental contingent consideration payment received in association with divestitures. The Projections should not be construed in any manner as a guarantee that such results will in fact occur.

In addition to the risks and uncertainties of ordinary business operations, the Projections of the company contained in this news release are subject to risk uncertainty, and possible variance from management's expectations regarding:

- water, agricultural and other raw material, and packaging material supply, production, and/or shipment difficulties could adversely affect our ability to supply our customers;
- inflationary pressures and our ability to pass along rising costs to consumers through increased selling prices;
- actual impact to supply, production levels, and costs from global supply chain logistics, transportation challenges, wildfires, and severe weather events, due to, among other reasons, actual supply chain and transportation performance and the actual severity and geographical reach of wildfires and severe weather events;
- actual balance of supply and demand for our products and percentage of our portfolio distributed through any particular distributor;
- actual demand, net sales, channel proportions, and volume trends for our products;
- beer operations expansion, optimization, and/or construction activities, scope, capacity, costs (including impairments), capital expenditures, and timing due to, among other reasons, market conditions, our cash and debt position, receipt of required regulatory approvals in accordance with expected dates and terms, results of discussions with government officials in Mexico, the actual amount of non-recoverable brewery construction assets and other costs, and other factors determined by management;
- duration and impact of the COVID-19 pandemic, including but not limited to new variants, vaccine efficacy and immunization rates, closures of non-essential businesses, which may include our manufacturing facilities, and other associated governmental containment actions, and the increase in cyber-security attacks that have occurred while non-production employees work remotely;
- impact of the military conflict in Ukraine and associated geopolitical tensions and responses, including on inflation, supply chains, commodities, energy, and cyber-security;
- amount, timing, and source of funds for any share repurchases, exact duration of share repurchase programs, and number of shares outstanding;

- amount and timing of future dividends which are subject to the determination and discretion of our Board of Directors and may be impacted if our ability to use cash flow to fund dividends is affected by unanticipated increases in total net debt, we are unable to generate cash flow at anticipated levels, or we fail to generate expected earnings;
- fair value of and accuracy of projections relating to the Canopy investment, including any potential future impairment thereof;
- amount of contingent consideration, if any, received in divestitures depending upon actual future brand performance;
- expected impacts of wine and spirits portfolio refinement activities;
- accuracy of supply projections, including relating to beer operations expansion, optimization, and construction activities, wine and spirits operating activities, product inventory levels, and glass sourcing;
- operating cash flow, free cash flow, effective tax rate, and capital expenditures to support long-term growth;
- accuracy of projections associated with market opportunities, new products, and previously announced acquisitions, investments, and divestitures;
- general economic, geopolitical, domestic, international, and regulatory conditions, world financial market instability, recession, health epidemics or pandemics, unanticipated environmental liabilities and costs, or enhanced competitive activities;
- changes to international trade agreements, tariffs, accounting standards, elections, assertions, or policies, tax laws, or other governmental regulations, and other factors which could impact the company's reported financial position, results of operations, effective tax rate, or accuracy of any associated Projections;
- changes in interest rates and the inherent unpredictability of currency fluctuations, commodity prices, and raw materials; and
- other factors and uncertainties disclosed in the company's filings with the SEC, including its Annual Report on Form 10-K for the fiscal year ended February 28, 2022, which could cause actual future performance to differ from current expectations.

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(in millions)
(unaudited)

	May 31, 2022	February 28, 2022
ASSETS		
Current assets:		
Cash and cash equivalents	$ 101.8	$ 199.4
Accounts receivable	879.9	899.0
Inventories	1,656.4	1,573.2
Prepaid expenses and other	664.1	658.1
Total current assets	3,302.2	3,329.7
Property, plant, and equipment	6,163.3	6,059.6
Goodwill	7,915.1	7,862.4
Intangible assets	2,765.7	2,755.2
Equity method investments	2,534.0	2,688.7
Securities measured at fair value	172.3	191.4
Deferred income taxes	2,334.8	2,351.5
Other assets	653.7	617.3
Total assets	$ 25,841.1	$ 25,855.8
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current liabilities:		
Short-term borrowings	$ 124.0	$ 323.0
Current maturities of long-term debt	575.1	605.3
Accounts payable	874.6	899.2
Other accrued expenses and liabilities	792.1	871.3
Total current liabilities	2,365.8	2,698.8
Long-term debt, less current maturities	10,278.2	9,488.2
Deferred income taxes and other liabilities	1,638.6	1,621.0
Total liabilities	14,282.6	13,808.0
CBI stockholders' equity	11,231.4	11,731.9
Noncontrolling interests	327.1	315.9
Total stockholders' equity	11,558.5	12,047.8
Total liabilities and stockholders' equity	$ 25,841.1	$ 25,855.8

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions, except per share data)
(unaudited)

	Three Months Ended	
	May 31, 2022	May 31, 2021
Sales	$ 2,540.7	$ 2,188.3
Excise taxes	(177.5)	(161.8)
Net sales	2,363.2	2,026.5
Cost of product sold	(1,108.2)	(907.2)
Gross profit	1,255.0	1,119.3
Selling, general, and administrative expenses	(438.6)	(378.3)
Impairment of brewery construction in progress	—	(665.9)
Operating income (loss)	816.4	75.1
Income (loss) from unconsolidated investments	(187.9)	(899.2)
Interest expense	(88.5)	(86.7)
Loss on extinguishment of debt	(15.3)	—
Income (loss) before income taxes	524.7	(910.8)
(Provision for) benefit from income taxes	(125.4)	13.5
Net income (loss)	399.3	(897.3)
Net (income) loss attributable to noncontrolling interests	(9.8)	(10.8)
Net income (loss) attributable to CBI	$ 389.5	$ (908.1)
Net income (loss) per common share attributable to CBI:		
Basic – Class A Common Stock	$ 2.09	$ (4.74)
Basic – Class B Convertible Common Stock	$ 1.89	$ (4.31)
Diluted – Class A Common Stock	$ 2.06	$ (4.74)
Diluted – Class B Convertible Common Stock	$ 1.89	$ (4.31)
Weighted average common shares outstanding:		
Basic – Class A Common Stock	165.335	170.602
Basic – Class B Convertible Common Stock	23.206	23.247
Diluted – Class A Common Stock	189.333	170.602
Diluted – Class B Convertible Common Stock	23.206	23.247
Cash dividends declared per common share:		
Class A Common Stock	$ 0.80	$ 0.76
Class B Convertible Common Stock	$ 0.72	$ 0.69

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)
(unaudited)

	Three Months Ended	
	May 31, 2022	May 31, 2021
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ **399.3**	$ (897.3)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Unrealized net (gain) loss on securities measured at fair value	**22.4**	745.1
Deferred tax provision (benefit)	**21.5**	(98.7)
Depreciation	**92.7**	76.0
Stock-based compensation	**16.8**	16.0
Equity in (earnings) losses of equity method investees and related activities, net of distributed earnings	**165.5**	154.1
Noncash lease expense	**21.6**	19.7
Amortization of debt issuance costs and loss on extinguishment of debt	**17.7**	2.7
Impairment of brewery construction in progress	**—**	665.9
Gain (loss) on settlement of pre-issuance hedge contracts	**20.7**	—
Change in operating assets and liabilities, net of effects from purchase and sale of business:		
Accounts receivable	**17.2**	(136.7)
Inventories	**(83.0)**	(82.3)
Prepaid expenses and other current assets	**93.7**	(11.7)
Accounts payable	**94.5**	224.1
Deferred revenue	**26.2**	130.5
Other accrued expenses and liabilities	**(166.2)**	(61.7)
Other	**(2.4)**	(29.7)
Total adjustments	**358.9**	1,613.3
Net cash provided by (used in) operating activities	**758.2**	716.0
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property, plant, and equipment	**(196.6)**	(113.9)
Purchase of business, net of cash acquired	**(37.2)**	—
Investments in equity method investees and securities	**—**	(8.5)
Proceeds from sale of assets	**6.5**	0.8
Proceeds from sale of business	**—**	5.0
Other investing activities	**0.5**	—
Net cash provided by (used in) investing activities	**(226.8)**	(116.6)

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)
(unaudited)

	Three Months Ended	
	May 31, 2022	May 31, 2021
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issuance of long-term debt	**1,846.8**	6.3
Principal payments of long-term debt	**(1,084.7)**	(7.4)
Net proceeds from (repayments of) short-term borrowings	**(199.0)**	—
Dividends paid	**(149.3)**	(146.7)
Purchases of treasury stock	**(1,007.6)**	(400.8)
Proceeds from shares issued under equity compensation plans	**14.0**	12.5
Payments of minimum tax withholdings on stock-based payment awards	**(10.4)**	(9.8)
Payments of debt issuance, debt extinguishment, and other financing costs	**(25.8)**	—
Distributions to noncontrolling interests	**(11.2)**	(10.6)
Net cash provided by (used in) financing activities	**(627.2)**	(556.5)
Effect of exchange rate changes on cash and cash equivalents	**(1.8)**	0.3
Net increase (decrease) in cash and cash equivalents	**(97.6)**	43.2
Cash and cash equivalents, beginning of period	**199.4**	460.6
Cash and cash equivalents, end of period	**$ 101.8**	$ 503.8

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
SUMMARIZED SEGMENT AND INCOME (LOSS) FROM UNCONSOLIDATED INVESTMENTS INFORMATION
(in millions)
(unaudited)

| | Three Months Ended | | |
	May 31, 2022	May 31, 2021	Percent Change
Beer			
Segment net sales	$ 1,898.2	$ 1,572.0	21%
Segment gross profit	$ 1,019.5	$ 893.7	14%
% Net sales	*53.7 %*	*56.9 %*	
Segment operating income (loss)	$ 762.8	$ 673.1	13%
% Net sales	*40.2 %*	*42.8 %*	
Wine and Spirits			
Wine net sales	$ 404.1	$ 397.7	2%
Spirits net sales	60.9	56.8	7%
Segment net sales	$ 465.0	$ 454.5	2%
Segment gross profit	$ 211.1	$ 207.5	2%
% Net sales	*45.4 %*	*45.7 %*	
Segment operating income (loss)	$ 91.0	$ 104.2	(13%)
% Net sales	*19.6 %*	*22.9 %*	
Segment income (loss) from unconsolidated investments	$ 1.5	$ 1.3	15%
Corporate Operations and Other			
Segment operating income (loss)	$ (61.3)	$ (54.5)	(12%)
Segment income (loss) from unconsolidated investments	$ (2.0)	$ (0.6)	NM
Canopy equity earnings (losses) [1]	$ (52.0)	$ (44.3)	(17%)
Consolidated operating income (loss)	$ 816.4	$ 75.1	NM
Comparable Adjustments	(23.9)	647.7	(104%)
Comparable operating income (loss)	$ 792.5	$ 722.8	10%
Consolidated income (loss) from unconsolidated investments	$ (187.9)	$ (899.2)	79%
Comparable Adjustments	135.4	855.6	(84%)
Comparable income (loss) from unconsolidated investments	$ (52.5)	$ (43.6)	(20%)
Consolidated EBIT [2]	$ 740.0	$ 679.2	9%

[1] We recognize our equity in earnings (losses) for Canopy Growth Corporation ("Canopy") on a two-month lag. The summarized financial information below represents 100% of Canopy's reported results, prepared in accordance with generally accepted accounting principles in the U.S. ("GAAP"), and converted from Canadian dollars to U.S. dollars using the applicable weighted average exchange rates.

| | Three Months Ended | | |
	May 31, 2022	May 31, 2021	Percent Change
Net sales	$ 88.2	$ 117.3	(25%)
Gross profit (loss)	$ (125.7)	$ 7.7	NM
% Net sales	*NM*	*6.6 %*	
Operating income (loss)	$ (418.2)	$ (184.2)	(127%)
% Net sales	*NM*	*(157.0)%*	

[2] See reconciliation of the applicable non-GAAP financial measures on page 12.

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
SUPPLEMENTAL SHIPMENT AND DEPLETION INFORMATION
(unaudited)

	Three Months Ended		
	May 31, 2022	May 31, 2021	Percent Change
Beer			
(in millions, branded product, 24-pack, 12-ounce case equivalents)			
Shipments	**99.5**	84.8	17.3%
Depletions [1]			8.7%
Wine and Spirits			
(in millions, branded product, 9-liter case equivalents)			
Shipments	**6.8**	6.7	1.5%
U.S. Domestic shipments	**5.8**	6.0	(3.3%)
Depletions [1]			1.2%

[1] Depletions represent U.S. domestic distributor shipments of our respective branded products to retail customers, based on third-party data.

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
RECONCILIATIONS OF GAAP TO NON-GAAP FINANCIAL MEASURES
(in millions, except per share data)
(unaudited)

We report our financial results in accordance with GAAP. However, non-GAAP financial measures, as defined in the reconciliation tables below, are provided because we use this information in evaluating the results of our core operations and/or internal goal setting. In addition, we believe this information provides investors valuable insight on underlying business trends and results in order to evaluate year-over-year financial performance. See the tables below for supplemental financial data and corresponding reconciliations of these non-GAAP financial measures to GAAP financial measures for the periods presented. Non-GAAP financial measures should be considered in addition to, not as a substitute for, or superior to, our reported results prepared in accordance with GAAP. Please refer to our investor relations website at ir.cbrands.com/financial-information/financial-history-non-gaap for a more detailed description and further discussion of these non-GAAP financial measures.

	Three Months Ended May 31, 2022			Three Months Ended May 31, 2021			Percent Change - Reported Basis (GAAP)	Percent Change - Comparable Basis (Non-GAAP)
	Reported Basis (GAAP)	Comparable Adjustments	Comparable Basis (Non-GAAP)	Reported Basis (GAAP)	Comparable Adjustments	Comparable Basis (Non-GAAP)		
Net sales	$ 2,363.2		$ 2,363.2	$ 2,026.5		$ 2,026.5	17%	17%
Cost of product sold	(1,108.2)	$ (24.4)		(907.2)	$ (18.1)			
Gross profit	1,255.0	(24.4)	$ 1,230.6	1,119.3	(18.1)	$ 1,101.2	12%	12%
Selling, general, and administrative expenses	(438.6)	0.5		(378.3)	(0.1)			
Impairment of brewery construction in progress	—			(665.9)	665.9			
Operating income (loss)	816.4	(23.9)	$ 792.5	75.1	647.7	$ 722.8	NM	10%
Income (loss) from unconsolidated investments	(187.9)	135.4		(899.2)	855.6			
EBIT			$ 740.0			$ 679.2	NA	9%
Interest expense	(88.5)			(86.7)				
Loss on extinguishment of debt	(15.3)	15.3		—				
Income (loss) before income taxes	524.7	126.8	$ 651.5	(910.8)	1,503.3	$ 592.5	158%	10%
(Provision for) benefit from income taxes [1]	(125.4)	(12.5)		13.5	(138.1)			
Net income (loss)	399.3	114.3		(897.3)	1,365.2			
Net (income) loss attributable to noncontrolling interests	(9.8)			(10.8)				
Net income (loss) attributable to CBI	$ 389.5	$ 114.3	$ 503.8	$ (908.1)	$ 1,365.2	$ 457.1	143%	10%
EPS [2]	$ 2.06	$ 0.60	$ 2.66	$ (4.74)	$ 6.97	$ 2.33	143%	14%
Weighted average common shares outstanding – diluted [3]	189.333		189.333	170.602	25.281	195.883		
Gross margin	53.1 %		52.1 %	55.2 %		54.3 %		
Operating margin	34.5 %		33.5 %	3.7 %		35.7 %		
Effective tax rate	23.9 %		21.2 %	1.5 %		21.0 %		

Comparable Adjustments	Three Months Ended May 31, 2022				Three Months Ended May 31, 2021			
	Acquisitions, Divestitures, and Related Costs	Restructuring and Other Strategic Business Development Costs (4)	Other (5)	Total	Acquisitions, Divestitures, and Related Costs	Restructuring and Other Strategic Business Development Costs (4)	Other (5)	Total
Cost of product sold	$ (1.0)	$ —	$ 25.4	$ 24.4	$ —	$ (2.6)	$ 20.7	$ 18.1
Selling, general, and administrative expenses	1.6	(1.4)	(0.7)	(0.5)	1.0	(0.9)	—	0.1
Impairment of brewery construction in progress	—	—	—	—	—	—	(665.9)	(665.9)
Operating income (loss)	$ 0.6	$ (1.4)	$ 24.7	$ 23.9	$ 1.0	$ (3.5)	$ (645.2)	$ (647.7)
Income (loss) from unconsolidated investments	$ (0.4)	$ (100.9)	$ (34.1)	$ (135.4)	$ (1.6)	$ (24.6)	$ (829.4)	$ (855.6)
Loss on extinguishment of debt	—	—	(15.3)	(15.3)	—	—	—	—
(Provision for) benefit from income taxes (1)	$ 1.0	$ 4.2	$ 7.3	$ 12.5	$ (0.2)	$ 1.8	$ 136.5	$ 138.1
Net income (loss) attributable to CBI	$ 1.2	$ (98.1)	$ (17.4)	$ (114.3)	$ (0.8)	$ (26.3)	$ (1,338.1)	$ (1,365.2)
EPS (2)	$ 0.01	$ (0.52)	$ (0.09)	$ (0.60)	$ —	$ (0.13)	$ (6.83)	$ (6.97)

Class B Convertible Common Stock	23.247
Stock-based awards, primarily stock options	2.034

(1) The effective tax rate applied to each Comparable Adjustment amount is generally based upon the jurisdiction in which the Comparable Adjustment was recognized. For the three months ended May 31, 2021, the (provision for) benefit from income taxes primarily includes a net income tax provision recognized as a result of a legislative update in Switzerland.

(2) May not sum due to rounding as each item is computed independently. The comparable adjustments and comparable basis diluted net income (loss) per share are calculated on a fully dilutive basis. (3)

(3) For the three months ended May 31, 2021, we have excluded the following weighted average common shares outstanding from the calculation of diluted net income (loss) per common share, as the effect of including these would have been anti-dilutive, in millions:

(4) For the three months ended May 31, 2022, and May 31, 2021, restructuring and other strategic business development costs consist predominantly of equity losses from Canopy largely related to costs designed to improve their organizational focus, streamline operations, and align product capability with projected demand.

(5) For the three months ended May 31, 2022, other consists primarily of (i) an unrealized net loss from the mark to fair value of our investment in Canopy, (ii) a loss on extinguishment of debt, and (iii) costs associated with Canopy equity earnings (losses), partially offset by a net gain from the mark to fair value of undesignated commodity derivative contracts. For the three months ended May 31, 2021, adjustments consist primarily of (i) an unrealized net loss from the mark to fair value of our investment in Canopy, (ii) an impairment of long-lived assets in connection with certain assets at the Mexicali Brewery, (iii) costs associated with Canopy equity earnings (losses), and (iv) a net income tax provision recognized as a result of a legislative update in Switzerland, partially offset by a net gain from the mark to fair value of undesignated commodity derivative contracts.

(in millions, except per share data)

Canopy Equity Earnings (Losses) and Related Activities ("Canopy EIE")

Canopy EIE non-GAAP financial measures are provided because management uses this information to monitor our investment in Canopy. In addition, we believe this information provides investors valuable insight on underlying business trends and results in order to evaluate year-over-year financial performance.

	Three Months Ended	
	May 31, 2022	May 31, 2021
Equity earnings (losses) and related activities - reported basis, Canopy EIE (GAAP) [1]	$ **(165.0)**	$ **(155.8)**
Comparable Adjustments [2][3]	113.0	111.5
Equity earnings (losses) and related activities - comparable basis, Canopy EIE (Non-GAAP)	**(52.0)**	**(44.3)**
(Provision for) benefit from income taxes [3]	7.2	9.6
Net income (loss) attributable to CBI - comparable basis, Canopy EIE (Non-GAAP)	$ **(44.8)**	$ **(34.7)**

	Three Months Ended	
	May 31, 2022	May 31, 2021
EPS - reported basis, Canopy EIE (GAAP)	$ **(0.78)**	$ **(0.70)**
Comparable Adjustments - Canopy EIE (Non-GAAP)	0.53	0.50
EPS - comparable basis, Canopy EIE (Non-GAAP) [4]	$ **(0.24)**	$ **(0.18)**

	Three Months Ended					
	May 31, 2022			May 31, 2021		
	Income (loss) before income taxes	(Provision for) benefit from income taxes [3]	Effective tax rate [5]	Income (loss) before income taxes	(Provision for) benefit from income taxes [3]	Effective tax rate [5]
Reported basis (GAAP)	$ 524.7	$ (125.4)	23.9 %	$ (910.8)	$ 13.5	1.5 %
Comparable Adjustments - (Non-GAAP)	126.8	(12.5)		1,503.3	(138.1)	
Comparable basis (Non-GAAP)	**651.5**	**(137.9)**	21.2 %	**592.5**	**(124.6)**	21.0 %
Comparable basis, Canopy EIE (Non-GAAP)	(52.0)	7.2		(44.3)	9.6	
Comparable basis, excluding Canopy EIE (Non-GAAP)	$ **703.5**	$ **(145.1)**	20.6 %	$ **636.8**	$ **(134.2)**	21.1 %

	Three Months Ended	
	May 31, 2022	May 31, 2021
EPS - comparable basis (Non-GAAP) [6]	$ **2.66**	$ **2.33**
Comparable basis, Canopy EIE (Non-GAAP)	0.24	0.18
EPS - comparable basis, excluding Canopy EIE (Non-GAAP) [4]	$ **2.90**	$ **2.51**

(1) Equity earnings (losses) and related activities are included in income (loss) from unconsolidated investments.

(2) Comparable Adjustments, Canopy EIE include: restructuring and other strategic business development costs, unrealized net (gain) loss from the mark to fair value of securities measured at fair value and related activities, acquisition costs, and other (gains) losses.

(3) The Comparable Adjustment effective tax rate applied to each Comparable Adjustment amount is generally based upon the jurisdiction in which the adjustment was recognized. The benefit from income taxes effective tax rate applied to our Canopy equity earnings (losses) and related activities is generally based on the tax rates of the legal entities that hold our investment.

(4) May not sum due to rounding as each item is computed independently. The comparable adjustments and comparable basis diluted net income per share are calculated on a fully dilutive basis.

(5) Effective tax rate is not considered a GAAP financial measure, for purposes of this reconciliation, we derived the reported GAAP measure based on GAAP results, which serves as the basis for the reconciliation to the comparable non-GAAP financial measure.

(6) See reconciliation of the applicable non-GAAP financial measures on page 12.

EPS Guidance

	Range for the Year Ending February 28, 2023			
Forecasted EPS - reported basis (GAAP)	$	10.50	$	10.80
Acquisitions, divestitures, and related costs (1)		0.05		0.05
Restructuring and other strategic business development costs (2)		0.53		0.53
Other (3)		(0.12)		(0.12)
Comparable basis, Canopy EIE (Non-GAAP)		0.24		0.24
Forecasted EPS - comparable basis, excluding Canopy EIE (Non-GAAP) (4)	$	11.20	$	11.50

	Actual for the Year Ended February 28, 2022	
EPS - reported basis (GAAP)	$	(0.22)
Acquisitions, divestitures, and related costs (1)		(0.24)
Restructuring and other strategic business development costs (2)		0.32
Other (3)		10.32
EPS - comparable basis (Non-GAAP) (4)		**10.20**
Comparable basis, Canopy EIE (Non-GAAP)		0.80
EPS - comparable basis, excluding Canopy EIE (Non-GAAP) (4)	$	**10.99**

(1) Acquisitions, divestitures, and related costs include: (4)	Estimated for the Year Ending February 28, 2023		Actual for the Year Ended February 28, 2022	
Transition services agreements activity	$	0.06	$	0.08
My Favorite Neighbor transaction, integration, and other acquisition-related costs	$	0.02	$	—
Gain on the remeasurement of our previously held equity method investments	$	(0.03)	$	(0.07)
Canopy equity (earnings) losses and related activities comparable adjustments	$	—	$	0.02
Net gain on sale of unconsolidated investment	$	—	$	(0.25)
Net income tax provision recognized for the reversal of valuation allowances	$	—	$	(0.02)
Net (gain) loss on sale of business	$	—	$	(0.01)

(2) For the year ending February 28, 2023, and year ended February 28, 2022, restructuring and other strategic business development costs primarily consist of equity losses from Canopy largely related to costs designed to improve their organizational focus, streamline operations, and align product capability with projected demand. For the year ended February 28, 2022, restructuring and other strategic business development costs were partially offset by a net income tax benefit recognized as a result of an intra-entity transfer of assets.

⁽³⁾ Other includes: ⁽⁴⁾

	Estimated for the Year Ending February 28, 2023		Actual for the Year Ended February 28, 2022
Unrealized net (gain) loss from mark to fair value of our investment in Canopy	$	0.12	$ 8.33
Loss on extinguishment of debt	$	0.09	$ 0.11
Canopy equity (earnings) losses and related activities comparable adjustments	$	0.01	$ (0.66)
Net (gain) loss from mark to fair value of undesignated commodity derivative contracts	$	(0.10)	$ (0.29)
Impairment of brewery construction in progress	$	—	$ 3.08
Adjustments related to a prior period acquisition	$	—	$ 0.08
Net income tax provision recognized as a result of a legislative update in Switzerland	$	—	$ 0.06
Net loss on change in estimated fair value of contingent liabilities associated with prior period acquisitions	$	—	$ 0.04
Unconsolidated investments, other	$	—	$ (0.35)
Net flow through of reserved inventory	$	—	$ (0.05)
Property tax settlement	$	—	$ (0.04)

⁽⁴⁾ May not sum due to rounding as each item is computed independently. The comparable adjustments and comparable basis diluted net income per share are calculated on a fully dilutive basis.

Free Cash Flow Guidance

Free cash flow, as defined in the reconciliation below, is considered a liquidity measure and is considered to provide useful information to investors about the amount of cash generated, which can then be used, after required debt service and dividend payments, for other general corporate purposes. A limitation of free cash flow is that it does not represent the total increase or decrease in the cash balance for the period. Free cash flow should be considered in addition to, not as a substitute for, or superior to, cash flow from operating activities prepared in accordance with GAAP.

	Range for the Year Ending February 28, 2023	
Net cash provided by operating activities (GAAP)	$ 2,600.0	$ 2,800.0
Purchase of property, plant, and equipment	(1,300.0)	(1,400.0)
Free cash flow (Non-GAAP)	$ 1,300.0	$ 1,400.0

	Three Months Ended	
	May 31, 2022	May 31, 2021
Net cash provided by operating activities (GAAP)	$ 758.2	$ 716.0
Purchase of property, plant, and equipment	(196.6)	(113.9)
Free cash flow (Non-GAAP)	$ 561.6	$ 602.1